UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

FORM 11-K

(Mark one)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from _____________ to _______________.

Commission file number 0-21918

A.	Full title of the plan and the address of the plan, if different from that of the issued named below:

FLIR Systems, Inc. 401(k) Savings Plan
27700 SW Parkway Avenue
Wilsonville, Oregon 97070

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officers:

FLIR Systems, Inc.
27700 SW Parkway Avenue
Wilsonville, Oregon 97070

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014
(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits - December 31, 2015 and 2014	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2015 and 2014	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2015	13

Report of Independent Registered Public Accounting Firm
The Plan Administrator
FLIR Systems, Inc. 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for benefits of FLIR Systems, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ KPMG LLP
Portland, Oregon
May 27, 2016

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Participant directed investments, at fair value:
Shares in registered investment company funds:
Fidelity Retirement Money Market Portfolio	$11,923,509	$12,442,582
DFA Emerging Markets Value Portfolio	8,284,038	10,765,868
Baron Growth Fund	17,723,461	20,007,969
Vanguard Mid-Cap Index Fund Admiral Shares	—	17,278,428
Vanguard Mid-Cap Index Fund Institutional Class	17,189,308	—
Vanguard Small-Cap Index Fund Admiral Shares	1,140,719	—
Vanguard REIT Index Fund Admiral Shares	3,478,027	3,061,852
Spartan US Equity Index Fund	—	18,459,356
Spartan 500 Index Fund Institutional Class	20,123,074	—
Spartan US Bond Index Fund	1,221,546	658,784
Dodge & Cox Stock Fund	13,787,673	15,996,806
Goldman Sachs Mid Cap Value Fund Institutional Class	8,062,802	9,462,721
JPMorgan Large Cap Growth Fund	—	6,113,760
JPMorgan Large Cap Growth Fund R6	7,876,494	—
JPMorgan US Small Company Fund Institutional Class	2,930,096	—
Templeton Global Bond Fund Class R6	3,161,811	3,544,474
Royce Pennsylvania Mutual Investment Fund	—	3,723,397
Western Asset Core Plus Bond Fund Class IS	15,336,736	16,397,015
Fidelity Contrafund K	28,415,822	26,893,811
Fidelity Balanced K Fund	14,359,341	14,106,622
Fidelity Diversified International K Fund	13,991,873	12,826,523
Fidelity Freedom K Income Fund	803,769	888,394
Fidelity Freedom K 2005 Fund	40,273	35,232
Fidelity Freedom K 2010 Fund	634,138	1,099,774
Fidelity Freedom K 2015 Fund	4,852,706	4,479,740
Fidelity Freedom K 2020 Fund	7,994,282	8,384,869
Fidelity Freedom K 2025 Fund	10,013,283	9,174,831
Fidelity Freedom K 2030 Fund	12,713,746	12,053,591
Fidelity Freedom K 2035 Fund	8,313,430	7,216,685
Fidelity Freedom K 2040 Fund	7,310,976	6,570,658
Fidelity Freedom K 2045 Fund	5,072,296	4,835,344
Fidelity Freedom K 2050 Fund	3,535,154	3,240,069
Fidelity Freedom K 2055 Fund	714,458	422,621
Fidelity Freedom K 2060 Fund	34,066	—
Common and collective trust:
Fidelity Managed Income Portfolio	6,784,894	6,275,914
Common stock:
FLIR Systems, Inc.	12,513,719	15,206,353
Total investments	270,337,520	271,624,043
Receivables:
Notes receivable from participants	3,568,845	3,421,078
Pending trades	—	7,617
Total receivables	3,568,845	3,428,695
Net assets available for benefits	$273,906,365	$275,052,738

See accompanying notes to financial statements.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2015 and 2014

	2015	2014
Contributions:
Participant	$15,415,646	$14,273,896
Rollover	488,784	1,628,217
Employer	7,286,161	6,757,422
Total contributions	23,190,591	22,659,535

Investment (loss) income:
Dividend income	11,929,795	14,250,699
Interest income	76,969	63,371
Net (depreciation) appreciation in fair value of investments	(15,521,086)	2,654,114
Total investment (loss) income	(3,514,322)	16,968,184

Interest on notes receivable from participants	147,249	150,879

Deductions:
Benefits and withdrawals paid to participants	20,989,624	18,352,729
Administrative expenses and other, net	(19,733)	(4,056)
Total deductions	20,969,891	18,348,673
Net (decrease) increase	(1,146,373)	21,429,925
Net assets available for benefits, beginning year	275,052,738	253,622,813
Net assets available for benefits, end of year	$273,906,365	$275,052,738

See accompanying notes to financial statements.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(1)	Plan Description
The following description of the FLIR Systems, Inc. 401(k) Savings Plan (the "Plan"), as amended and restated effective January 1, 2006, is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document. Effective October 1, 2015, the Plan adopted the Fidelity Volume Submitter Defined Contribution Plan which relies upon the IRS determination letter dated March 31, 2014 stating the acceptance of the Volume Submitter Plan under section 401 of the IRC.

(a)	General
The Plan is a defined-contribution plan established by FLIR Systems, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (the "IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Under the terms of the agreement between the Company and Fidelity Management Trust Company (the "Trustee"), all investments of the Plan are held in a trust by the Trustee. A committee comprising of management employees of the Company administers the Plan.

(b)	Eligibility
Employees are eligible to participate in the Plan unless the employee is covered by a collective bargaining agreement, is a leased employee, is a resident of Puerto Rico or is a nonresident alien with no earned income from the Company.
Participants may begin participating immediately following employment commencement. Eligible employees are automatically enrolled in the Plan after their first 60 days of employment with a contribution of 5% of compensation invested in the age-appropriate Fidelity Freedom Fund unless they elect otherwise. Eligible employees who do not want to participate in the Plan are required to explicitly decline to participate.

(c)	Contributions
Eligible employees may contribute an amount up to 60% of compensation, as defined by the Plan, subject to limitations in accordance with the IRC. The Company may, at the discretion of management, make a discretionary matching and/or profit sharing contribution to the Plan. In 2015 and 2014, the discretionary matching contributions were 50% of each employee’s contributions with no limit. The discretionary matching contributions did not apply to catch up contributions. During the years ended December 31, 2015 and 2014, there were no discretionary profit sharing contributions.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(d)	Vesting
Participants are fully vested in their contributions, transfers from other qualified plans, and the earnings thereon. Vesting in the participant’s share of Company matching and discretionary profit sharing contributions and the earnings thereon is based on years of continuous service, according to the following schedule:

Years of service	Percentage vested
Less than 1	—%
1 but less than 2	34
2 but less than 3	67
3 or more	100
A year of service in the above table is a plan year in which participants are credited with at least 1,000 hours of service. A participant also becomes 100% vested in the participant’s share of Company matching contributions and the earnings thereon upon retirement at age 65, or death or total and permanent disability while employed.

(e)	Notes Receivable from Participants
Notes receivable from participants are carried at amortized cost plus accrued interest.
Participants may borrow the lesser of $50,000 or 50% of their vested account balance, subject to a $2,500 minimum and certain other restrictions. As the participant repays these loans, the proceeds, including interest, are returned to the participant’s account. The interest rate on loans is fixed at the prime rate on the first business day of the month in which the participant requests the loan plus 1.0%. Interest rates on outstanding loans at December 31, 2015 ranged from 3.25% to 8.75%, with maturities through 2025.

(f)	Benefits
Upon termination of service for any reason, including death or disability, a participant (or in the case of death, the participant’s beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not to exceed the beneficiary’s assumed life expectancy.

(g)	Withdrawals
Except upon death, total disability, termination, retirement, or attainment of 59½ years of age, withdrawals of participant balances are only allowed for financial hardships as allowed by the IRC and require approval by the Trustee; in addition withdrawals that arise out of the purchase of a principal residence (excluding mortgage payments) require approval by the Plan administrator. Participants who obtained a hardship withdrawal are prohibited from making elective deferrals for a period of six months from the date of the withdrawal.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(h)	Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Company’s matching contributions, and an allocation of the Plan’s net earnings and related administrative expenses. Allocation of earnings is based on the number of units of various investment funds assigned to each participant’s account. Participant accounts are valued daily.

(i)	Breaks in Service and Forfeited Accounts
A one-year break in service occurs in any plan year during which a participant does not have more than 500 hours of service. Upon resuming participation in the Plan, a participant’s previously forfeited unvested account balance will be restored, provided the participant had less than five consecutive one-year breaks in service and any vested amounts previously distributed are repaid to the Plan within five years from the date of reemployment. Any forfeiture of nonvested portions of the Company’s contribution account balance may be utilized to pay administrative expenses for the Plan and/or to offset future Company contributions. Forfeitures totaling approximately $100,000 were used to reduce employer contributions during both 2014 and 2015. At December 31, 2015 and 2014, forfeitures totaling approximately $69,000 and $70,000, respectively, were available to reduce future employer contributions.

(j)	Investment Options
Participants may direct their elective contributions, including Company matching contributions, and any related earnings, into a variety of funds and into the Company’s common stock. Effective January 2014, the maximum employees can allocate to the Company’s common stock was reduced from 50% to 25%. Also effective January 2014, employees are allowed to reallocate up to 25% of their accumulated account balance into the Company’s common stock. Changes to contribution allocations may be made by participants on a daily basis. Exchanges between investment options may also be made by participants on a daily basis; however, exchanges involving the Company’s common stock are subject to the Company’s Insider Trading and Disclosure policy and other restrictions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with United States generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.
Reclassification
Certain 2014 amounts in the financial statements and in the notes to the financial statements have been reclassified to conform to the 2015 financial statement presentation. These reclassifications have no effect on the Plan’s change in net assets available for benefits or net assets available for benefits as previously reported.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(b)	Recent Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Part I - Fully Benefit-Responsive Investment Contracts, Part II - Plan Investment Disclosures and Part III - Measurement Date Practical Expedient (“ASU 2015-12”). ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Upon adoption of ASU 2015-12, plans are no longer required to:

•	Measure fully benefit-responsive investment contracts at fair value;

•	Disaggregate investments by nature, risks and characteristics;

•	Disclose individual investments that represent five percent or more of net assets available for benefits; or

•	Disclose net appreciation or depreciation for investments by general type.

The Plan elected to early adopt ASU 2015-12 effective December 31, 2015. As a result of adoption of ASU 2015-12, the Plan retrospectively modified its investment disclosures as described above.
In May 2015, the FASB issued Accounting Standard Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent) ("ASU 2015-07"). ASU 2015-07 eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value per share (or its equivalent) using the practical expedient in FASB’s fair value measurement guidance. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Plan elected to early adopt ASU 2015-07 effective December 31, 2015. As a result of adoption of ASU 2015-07, the Plan retrospectively modified its fair value disclosures.

(c)	Fair Value Measurements
Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements ("ASC 820"), provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 –	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 –    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 –	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of observable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Common Stock and Registered Investment Company Funds: Valued at the quoted market price of shares held by the plan at year-end.
Common and Collective Trust: Valued based upon the current fair value of the common and collective trust fund’s underlying assets. Debt securities are valued based on evaluated prices received from third-party pricing vendors or from brokers who make markets in such securities. Investments in wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. Investments in open-end investment companies are valued at their closing net asset value ("NAV") each business day. Registered investment companies are valued using quoted market prices for identified instruments. Non-registered investment companies are valued using other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, etc.).
The unit value of the fund is determined by the investment issuer by dividing the fund’s net assets at fair value by its units outstanding at the valuation date.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Common stock	$12,513,719	$—	$—	$12,513,719
Shares in registered investment
company funds	251,038,907	—	—	251,038,907
Total investments at fair value	$263,552,626	$—	$—	263,552,626

Investments at NAV				6,784,894
Total investments				$270,337,520

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 (as adjusted):

	Level 1	Level 2	Level 3	Total
Common stock	$15,206,353	$—	$—	$15,206,353
Shares in registered investment
company funds	250,141,776	—	—	250,141,776
Total investments at fair value	$265,348,129	$—	$—	265,348,129

Investments at NAV				6,275,914
Total investments				$271,624,043

(d)	Investment Valuation
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 2(c) for a discussion of fair value measurements.
The Fidelity Managed Income Portfolio (the "Portfolio") represents the Plan’s investment in a common and collective trust fund. As described in Accounting Standards Codification ("ASC") Topic 962-325-20 Plan Accounting - Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. The Portfolio is stated at fair value as determined by the issuer based on the NAV of the underlying investments.
The Portfolio invests in assets, typically fixed income securities or bond funds (and may include derivative instruments such as future contracts and swap agreements), and enters into wrap contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to a portfolio in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and to protect a portfolio in extreme circumstances. Assets not underlying the wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant exchanges and withdrawals.
The following table summarizes investments for which fair value is measured using the net asset value per unit practical expedient as of December 31, 2015, and 2014, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable for fund withdrawals for benefit payments and changes in investment options:

2015	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Fidelity Managed Income Portfolio	$6,784,894	N/A	Daily	90 days

2014	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Fidelity Managed Income Portfolio	$6,275,914	N/A	Daily	90 days

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Restrictions on the Plan

The following employer-initiated events may limit the ability of the Portfolio to transact at NAV:

•	A failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction under ERISA;

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions;

•	Any communication given to the Plan participants designed to influence a participant not to invest in the Portfolio or to transfer assets out of the Portfolio; and

•	Any transfer of assets from the Portfolio directly into a competing investment option.
Circumstances that Affect the Portfolio
The wrap contracts generally contain provisions that limit the ability of the Portfolio to transact at NAV upon the occurrence of certain events. These events include:

•	Any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer;

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Portfolio s cash flow; or

•	Employer-initiated transactions by participating plans as described above.
It is the policy of the Portfolio to use its best efforts to maintain a stable NAV of $1 per unit; although there is no guarantee that the fund will be able to maintain this value. In the event the wrap contract fails to perform as intended, the Portfolio's NAV may decline if the market value of the assets declines. The Portfolios ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer's ability to meet their financial obligations. The wrap issuer's ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Portfolio is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Portfolio's inability to promptly fund a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Portfolio may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.
The Plan assets are invested in various investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
The Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of these securities are sensitive to

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(e)	Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(f)	Net (Depreciation) Appreciation in Fair Value of Investments
Net (depreciation) appreciation consists of the net change in unrealized appreciation and depreciation during the year on investments held at the end of the year and the net realized gain and loss on investments sold during the year.
Brokerage fees are added to the acquisition cost of assets purchased and subtracted from the proceeds of assets sold.

(g)	Payment of Benefits
Benefit payments to participants are recorded upon distribution.

(h)	Administrative Expenses
Plan administrative expenses are paid either by the Company or through investment fees paid by participants. Certain loan and distribution expenses are paid by the respective participant from their account balance and are included in the statements of changes in net assets available for benefits.

(3)	Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2014, that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since that date; however, management believes that the Plan is designed and continues to operate in compliance with the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however; there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(4)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts. The Company may elect, at its discretion, to make a complete distribution of the assets or to continue the trust created by the Plan and distribute benefits in such a manner as though the Plan has not been terminated.

FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(5)	Party-in-Interest Transactions
Certain plan investments are shares in registered investment company funds and a common collective trust managed by Fidelity Investments, an affiliate of the Trustee as defined by the Plan, and therefore, these transactions qualified as party-in-interest transactions.
The Plan allows for investments in the Company’s common stock. The Company is the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transactions” in provisions of ERISA and the IRC.

(6)	Reconciliation to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2015	2014
Net assets available for benefits per the financial statements	$273,906,365	$275,052,738
Deemed distributions of participant loans not recorded on the financial statements	(169,060)	(158,737)
Adjustment from fair value to contract value for common and collective trust funds	—	93,093
Net assets available for benefits per the Form 5500	$273,737,305	$274,987,094
The following is a reconciliation of net (depreciation) appreciation in fair value of investments per the financial statements to the Form 5500:

	Year ended December 31
	2015	2014
Net (depreciation) appreciation in fair value of investments per the financial statements	$(15,521,086)	$2,654,114
Corrective distribution	14,677	—
Adjustment from fair value to contract value for common and collective trust funds	(93,093)	(10,199)
Net (depreciation) appreciation in fair value of investments per the Form 5500	$(15,599,502)	$2,643,915
The following is a reconciliation of benefits and withdrawals paid to participants per the financial statements to the Form 5500:

	Year ended December 31
	2015	2014
Benefits and withdrawals per the financial statements	$20,989,624	$18,352,729
Change in deemed distributions of participant loans	10,323	8,511
Benefit payments per the Form 5500	$20,999,947	$18,361,240

Schedule
FLIR SYSTEMS, INC.
401(k) SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

	Description of investment, including
Identity of issue, borrower,	maturity date, rate of interest, collateral,	Current
lessor, or similar party	par, or maturity value	value
	Shares in registered investment companies:
*Fidelity Investments	Fidelity Retirement Money Market Portfolio	$11,923,509
DFA Investment Dimensions Group Inc.	DFA Emerging Markets Value Portfolio	8,284,038
Baron Funds	Baron Growth Fund	17,723,461
The Vanguard Group	Vanguard Mid-Cap Index Fund Institutional Class	17,189,308
The Vanguard Group	Vanguard Small-Cap Index Fund Admiral Shares	1,140,719
The Vanguard Group	Vanguard REIT Index Fund Admiral Shares	3,478,027
*Fidelity Investments	Spartan 500 Index Fund Institutional Class	20,123,074
*Fidelity Investments	Spartan US Bond Index Fund	1,221,546
Dodge & Cox	Dodge & Cox Stock Fund	13,787,673
Goldman Sachs	Goldman Sachs Mid Cap Value Fund Institutional Class	8,062,802
JPMorgan Asset Management	JPMorgan Large Cap Growth Fund R6	7,876,494
JPMorgan Asset Management	JPMorgan US Small Company Fund Institutional Class	2,930,096
Franklin Templeton Investments	Templeton Global Bond Fund Class R6	3,161,811
Western Asset	Western Asset Core Plus Bond Fund Class IS	15,336,736
*Fidelity Investments	Fidelity Contrafund K	28,415,822
*Fidelity Investments	Fidelity Balanced K Fund	14,359,341
*Fidelity Investments	Fidelity Diversified International K Fund	13,991,873
*Fidelity Investments	Fidelity Freedom K Income Fund	803,769
*Fidelity Investments	Fidelity Freedom K 2005 Fund	40,273
*Fidelity Investments	Fidelity Freedom K 2010 Fund	634,138
*Fidelity Investments	Fidelity Freedom K 2015 Fund	4,852,706
*Fidelity Investments	Fidelity Freedom K 2020 Fund	7,994,282
*Fidelity Investments	Fidelity Freedom K 2025 Fund	10,013,283
*Fidelity Investments	Fidelity Freedom K 2030 Fund	12,713,746
*Fidelity Investments	Fidelity Freedom K 2035 Fund	8,313,430
*Fidelity Investments	Fidelity Freedom K 2040 Fund	7,310,976
*Fidelity Investments	Fidelity Freedom K 2045 Fund	5,072,296
*Fidelity Investments	Fidelity Freedom K 2050 Fund	3,535,154
*Fidelity Investments	Fidelity Freedom K 2055 Fund	714,458
*Fidelity Investments	Fidelity Freedom K 2060 Fund	34,066

	Common and collective trust:
*Fidelity Investments	Fidelity Managed Income Portfolio	6,784,894

*FLIR Systems, Inc.	Common stock:
	FLIR Systems, Inc. common stock	12,513,719

*Participants	Notes receivable from participants (3.25% to	3,568,845
	8.75% maturing through 2025)
	Total assets	$273,906,365

* Represents a party-in-interest as of December 31, 2015

See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
FLIR Systems, Inc. 401(k) Savings Plan
Date: May 27, 2016
FLIR Systems, Inc.
(Plan Sponsor)
By:    /s/ Amit Singhi
Sr. Vice President, Finance
and Chief Financial Officer